Exhibit 99.1

Republic Life Insurance Goes Live as Caribbean’s First Digital,
Direct-to-Consumer Insurer Powered by Sapiens Insurance Platform

Sapiens’ Insurance platform on Microsoft Azure cloud will enable quick launch of products and accelerate market expansion

Rochelle Park, NJ, May 16, 2024  – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Republic Life, a Caribbean-based company, has gone live with Sapiens CoreSuite for Life & Annuities, and Sapiens Digital Suite hosted on Microsoft Azure cloud.

Sapiens’ solutions enabled Republic Life Insurance to become the first Caribbean insurer to provide a fully digital, direct to customer offering. The digital-by-design process allows consumers to acquire life insurance policies, with point-of-sale decisioning, and service their policies through the innovative customer portal. The solution will also allow Republic Life Insurance to launch new products quickly and meet the ongoing administrative needs of customers, ensuring exceptional service which will accelerate their growth and expansion in the marketplace.

“Our main objective was to disrupt the life insurance market whilst offering an enhanced customer experience and create an entirely digital insurance company. Sapiens’ state-of-the-art, digital insurance platform empowered us to be the first Caribbean insurer to achieve that, and we were able to implement within 11 months,” said Robert Soverall, Managing Director, Republic Life Insurance. “What really stood out is Sapiens’ innovative customer portal and their dedicated implementation and technical support teams who fully share our vision for success.”

“We are delighted to enable Republic Life Insurance to make a historic impact in the Caribbean life insurance market with the region’s first fully online, digital customer experience,” said Roni Al-Dor, Sapiens President & CEO. “This ground-breaking insurance launch exemplifies Sapiens’ commitment to deliver best-in-class solutions and a mutually rewarding team experience. We are confident that Republic Life Insurance has the tools in place to reduce the insurance/protection gap through innovative customer experiences.”

Sapiens DigitalSuite is a comprehensive, cloud-native, future-proof digital engagement suite specifically designed to enable, sustain and grow insurance businesses through its configurable and dynamic, persona-based portals that revolutionize the customer experience. Sapiens CoreSuite for Life & Annuities is a state-of-the-art, digital software solution for end-to-end core operations and processes. An award-winning policy administration system, it supports individual and group products across life, health, wealth & retirement.

About Republic Life Insurance

Republic Life Insurance Company Limited, a subsidiary of Republic Financial Holdings Limited, is responsible for the management and underwriting of the Group’s Life Insurance for personal loans, residential mortgages, and personal credit cards. For more information visit https://republiclifett.com/

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Sapiens International
Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com